UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

March 28, 2022

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NOVO NORDISK A/S

 (Exact name of Registrant as specified in its charter)

Novo Allé

DK- 2880, Bagsvaerd

Denmark

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-________

Ozempic® 2.0 mg approved in the US for the treatment of type 2 diabetes

Bagsværd, Denmark, 28 March 2022 – Novo Nordisk today announced that the US Food and Drug Administration (FDA) has approved a 2.0 mg dose of Ozempic® (once-weekly semaglutide subcutaneous injection), a glucagon-like peptide-1 (GLP-1) analogue for the treatment of adults with type 2 diabetes. Ozempic® is now approved in the US at 0.5 mg,1.0 mg and 2.0 mg doses for the treatment of type 2 diabetes in adults. Further, Ozempic® is indicated to reduce the risk of major cardiovascular events such as heart attack, stroke or death in adults with type 2 diabetes and known heart disease.

The FDA approval is based on the results from the SUSTAIN FORTE trial. In the trial, people treated with semaglutide 2.0 mg achieved a statistically significant and superior reduction in HbA1c at week 40 compared to semaglutide 1.0 mg. In the trial, both doses of semaglutide appeared to have a safe and well-tolerated profile. The most common adverse events were gastrointestinal. Compared to semaglutide 1.0 mg, the gastrointestinal adverse events were similar for semaglutide 2.0 mg.

“We are pleased with the FDA approval for a higher 2.0 mg dose of Ozempic®, which further supports our purpose of driving change in diabetes care” said Martin Lange, executive vice president, Development at Novo Nordisk. “The approval of the 2.0 mg dose allows more people with type 2 diabetes to achieve and maintain individualised glycaemic targets and remain on the same medication for longer as their needs evolve.”

Novo Nordisk expects to launch Ozempic® 2.0 mg in the United States in the second quarter of 2022. Ozempic® 2.0 mg is now approved in the US, the EU, Canada and Switzerland.

About the SUSTAIN clinical programme

The SUSTAIN clinical development programme for once-weekly subcutaneous semaglutide injection currently comprises 11 phase 3 global clinical trials, including a cardiovascular outcomes trial, involving more than 11,000 adults with type 2 diabetes. For more information about the SUSTAIN FORTE trial, please read the headline results here (https://ml-eu.globenewswire.com/Resource/Download/2050d050-81c0-4606-98dd-0120429d3587).

About Novo Nordisk

Novo Nordisk is a leading global healthcare company, founded in 1923 and headquartered in Denmark. Our purpose is to drive change to defeat diabetes and other serious chronic diseases such as obesity and rare blood and endocrine disorders. We do so by pioneering scientific breakthroughs, expanding access to our medicines, and working to prevent and ultimately cure disease. Novo Nordisk employs about 47,800 people in 80 countries and markets its products in around 170 countries. Novo Nordisk's B shares are listed on Nasdaq Copenhagen (Novo-B). Its ADRs are listed on the New York Stock Exchange (NVO). For more information, visit novonordisk.com, Facebook, Twitter, LinkedIn and YouTube.

Further information

Media:
Ambre Brown Morley	+45 3079 9289	abmo@novonordisk.com
Michael Bachner (US)	+1 609 664 7308	mzyb@novonordisk.com

Investors:
Daniel Muusmann Bohsen	+45 3075 2175	dabo@novonordisk.com
Ann Søndermølle Rendbæk	+45 3075 2253	arnd@novonordisk.com
David Heiberg Landsted	+45 3077 6915	dhel@novonordisk.com
Jacob Martin Wiborg Rode	+45 3075 5956	jrde@novonordisk.com
Mark Joseph Root (US)	+1 848 213 3219	mjhr@novonordisk.com

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888	Internet: www.novonordisk.com CVR no: 24 25 67 90
Company announcement No 27 / 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: March 28, 2022	NOVO NORDISK A/S Lars Fruergaard Jørgensen Chief Executive Officer